SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-21475

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
             |_| Form N-SAR

For Period Ending: December 31, 2001

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR |_| Transition Report on Form 11-K

     Read the attached instruction sheet before preparing form.

     Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I. Registrant Information

                               EMERGENT GROUP INC.
                             Full name of registrant
                            Former name if applicable

              375 Park Avenue, 36th Floor, New York, New York 10152 Address of principal executive office (Street and number)

                         Part II. Rule 12b-25(b) and (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         Since the audit has not yet commenced, it is unlikely that the Company will be able to file its Form 10-KSB on or before the 15th calendar day following the prescribed due date.

|_|      (c) The accountant's statement or other exhibit required by Rule 12b-25
         (c) has been attached is applicable.

                               Part III. Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     Arthur Anderson LLP resigned on March 5, 2002 as the firm's auditors and the firm of Singer Lewak Greenbaum & Goldstein LLP was engaged as the Company's new auditor's on March 13, 2002. The Form 10-KSB could not be filed within the prescribed period without unreasonable effort and expense in connection with preparation of the financial statements.


                           Part IV. Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Steve Morse, Esq.                               516-487-1446
(Name)                                  (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     2000 loss ($3,610,215). Issuer's net loss for 2001 cannot be presently be accurately determined.

                               EMERGENT GROUP INC.
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2002                         By     /s/ Mark Waldron
                                                      Mark Waldron, President

                     Singer Lewak Greenbaum & Goldstein LLP
                            10960 Wilshire Boulevard
                                   Suite 1100
                             Los Angeles, CA 90024

                                                March 30, 2002

Securities and Exchange
 Commission

Dear Sirs:

     Since our firm has only recently been engaged as the Company's auditors, and the audit has not commenced, we are unable to complete the audit in a timeframe which would permit the timely filing of the Company's Form 10-KSB for the fiscal year ended December 31, 2001.

                                                Sincerely,


                                      /s/ Singer Lewak Greenbaum & Goldstein LLP
                                          Singer Lewak Greenbaum & Goldstein LLP